Exhibit 4.1

Clear Channel Nonqualified Deferred

Compensation Plan

CLEAR CHANNEL

NONQUALIFIED DEFERRED COMPENSATION PLAN

WHEREAS, Clear Channel Communications, Inc. (the “Company”) has previously adopted the Clear Channel Communications, Inc. Nonqualified Deferred Compensation Plan (the “Original Plan”) to provide the opportunity for a select group of management or highly compensated employees to defer compensation; and

WHEREAS, the Original Plan had previously been amended and restated to comply with the requirements of new section 409A of the Internal Revenue Code of 1986 (the “Code”), as amended by the American Jobs Creation Act of 2004; and

WHEREAS, pursuant to the terms of the Original Plan, upon a change in control of the Company all participants with an Account under the Plan were to be fully vested and receive a lump sum payment following the change in control at which point the Original Plan was to terminate; and

WHEREAS, such a change in control occurred as a result of the merger of the Company with a wholly-owned subsidiary of CC Media Holdings, Inc. (“CC Media”), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of CC Media (the “Merger”); and

WHEREAS, it is the Company’s intent to implement, and it is CC Media’s intention to adopt, the Clear Channel Nonqualified Deferred Compensation Plan (the “Plan”) upon the change in control caused by the Merger; and

WHEREAS, the creation of a new Plan following the termination of the Original Plan is permitted under final regulations promulgated under Section 409A of the Code since termination of the Original Plan is as a result of the change in control of the Company;

NOW, THEREFORE, this Agreement is entered into in order to set forth the terms of the Clear Channel Nonqualified Deferred Compensation Plan as follows:

ARTICLE I

PURPOSE AND EFFECTIVE DATE

Section 1.01.

Title. This Plan shall be known as the Clear Channel Nonqualified Deferred Compensation Plan (hereinafter referred to as the “Plan”).

Section 1.02.

Purpose. The purpose of the Plan is to aid CC Media, Clear Channel Communications, Inc. and its affiliates and subsidiaries in retaining and attracting executive Employees and members of the Board and the CC Media Board by providing them with tax deferred savings opportunities. The Plan provides Board members and a select group of management or highly compensated employees of Clear Channel Communications, Inc. with the opportunity to elect to defer receipt of specified portions of compensation, and to have these deferred amounts treated as if invested in specified hypothetical investment benchmarks. It is the intention of CC Media that the Plan meet all of the requirements necessary to qualify as a nonqualified, unfunded, unsecured plan of deferred compensation within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1), and all Plan provisions shall be interpreted accordingly.

Section 1.03.

Effective Date. The effective date of this Plan is the first business day following the merger of the Company with a subsidiary of CC Media, a corporation formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, LP.

ARTICLE II

DEFINITIONS

For the purposes of this Plan, the following words and phrases shall have the meanings indicated, unless the context clearly indicates otherwise:

Section 2.01.

Administrative Committee. “Administrative Committee” means the Clear Channel Communications, Inc. Retirement Benefits Committee, or such other committee as appointed by the CC Media Board to administer the Plan.

Section 2.02.

Base Salary and Commission. “Base Salary and Commission” means all cash compensation other than Bonuses paid by the Company to or for the benefit of a Participant for services rendered or labor performed while a Participant, including but not limited to base salary and commission, and includes such cash compensation a Participant could have received in lieu of Deferrals hereunder and Employee contributions made on the Participant’s behalf to any qualified plan maintained by the Company or to any cafeteria plan maintained by the Company under Section 125 of the Code; provided, however, that “Base Salary and Commission” shall not include any amounts paid to a Participant as severance under any Company severance agreement, plan or policy or amounts of cash compensation earned prior to the Participant’s Termination of Employment but paid to a Participant more than 30 days following such Participant’s Termination of Employment or Retirement.

Section 2.03.

Beneficiary. “Beneficiary” means the person, persons or entity designated by a Participant, pursuant to Article VII hereof, to receive such payments as may become payable hereunder after the death of the Participant.

Section 2.04.

Board. “Board” means the Board of Directors of Clear Channel Communications, Inc.

Section 2.05.

Bonus or Bonuses. “Bonus” or “Bonuses” means the cash compensation paid by the Company to or for the benefit of a Participant for services rendered or labor performed while a Participant under a bonus arrangement, increased by Deferrals hereunder and Employee contributions made on his or her behalf to any qualified plan maintained by the Company or to any cafeteria plan maintained by the Company under Section 125 of the Code excluding amounts paid more than 30 days following Termination of Employment or Retirement.

Section 2.06.

CC Media. “CC Media” means CC Media Holdings, Inc., or any successor entity by operation of law or affirmative assumption of the Plan, any trust created by CC Media for purposes of meeting CC Media’s obligations hereunder, and the obligations of CC Media with respect to the Plan.

Section 2.07.

CC Media Board. “CC Media Board” means the Board of Directors of CC Media.

Section 2.08

Change in Control. For purposes of this Plan, a “Change in Control” means any change in control as determined in accordance with Section 409A of the Code and any guidance or regulations promulgated thereunder.

Section 2.09.

Code. “Code” means the Internal Revenue Code of 1986, as amended. References to any provision of the Code or regulation (including a proposed regulation) thereunder shall include any successor provisions or regulations.

Section 2.10.

Company. “Company” means Clear Channel Communications, Inc., and any subsidiary or affiliated companies or entities authorized by the CC Media Board or the Administrative Committee to participate in the Plan.

Section 2.11.

Deferral Account. “Deferral Account” means the record of a Participant’s interest in this Plan represented by Deferrals, with all earnings thereon credited to such Deferrals on behalf of the Participant under the provisions of this Plan, and all losses, expenses, withdrawals and distributions thereon debited from such Deferrals.

Section 2.12.

Deferral Period. “Deferral Period” means the period of time specified by a Participant in a Participation Agreement in accordance with the provisions of the Plan which must elapse prior to a distribution of the Participant’s Deferral and Matching Contribution Accounts hereunder.

Section 2.13.

Deferrals. “Deferrals” means those portions of a Participant’s Eligible Compensation which the Participant elects to have withheld on a pre-tax basis from his or her Eligible Compensation and credited to his or her Deferral Account pursuant to Section 4.02 of the Plan.

Section 2.14.

Designee. “Designee” means the Company’s senior human resources officers or other individuals to whom the Administrative Committee has delegated the authority to take action under the Plan. Wherever Administrative Committee is referenced in the Plan, it shall be deemed to also refer to Designee.

Section 2.15.

Director. “Director” means a nonemployee member of the Board or the CC Media Board.

Section 2.16.

Director’s Compensation. “Director’s Compensation” means that cash compensation paid by CC Media or the Company, as applicable, to or for the benefit of a Director for services rendered as a Director.

Section 2.17.

Director’s Deferral Election Form. “Director’s Deferral Election Form” means the form established from time to time by the Administrative Committee that a Director completes and submits to effect a Deferral hereunder.

Section 2.18.

Disability or Disabled. “Disability” or “Disabled” means a medically determinable physical or mental impairment of the Participant which can be expected to result in death or can be expected to last for a continuous period of at least twelve (12) months and for which the Participant has received income replacement benefits for a period of not less than three months under the Company’s accident or health plan covering the Participant.

Section 2.19.

Election Date. “Election Date” means the date established by the Administrative Committee as the date on or before which an Eligible Employee or Director must complete and submit a valid Participation Agreement or Director’s Deferral Election Form, as the case may be. The applicable Election Date can be no later than the following: (a) 30 days following the Eligible Employee or Director’s initial eligibility date as described in Section 3.01; provided, that, the election may only apply to compensation with respect to services performed after the election, or (b) December 15th prior to the next Plan Year if (a) above does not apply.

Section 2.20.

Eligible Compensation. “Eligible Compensation” means any Base Salary and Commission, Bonus, and Director’s Compensation, payable to a Participant during a Plan Year.

Section 2.21.

Eligible Employee. “Eligible Employee” means an Employee who is eligible to participate in the Plan and is a member of a select group of management or highly compensated employees at the time of electing to make a Deferral.

Section 2.22.

Employee. “Employee” means a person who is employed in the capacity of an employee of the Company.

Section 2.23.

ERISA. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

Section 2.24.

Hypothetical Investment Benchmark. “Hypothetical Investment Benchmark” means the phantom investment benchmarks determined by reference to one or more of the investment alternatives designated by a Participant in accordance with Article V of this Plan. The amount of interest credited on each Valuation Date (or deducted in the case of a loss by the designated investment alternatives) shall equal the interest, dividends, increase or decrease in market value and other earnings or losses that would have been credited to a Participant’s Deferral or Matching Contribution Account if the amounts in the Deferral or Matching Contribution Account had actually been invested in the designated investment alternative(s).

Section 2.25.

Identification Date. “Identification Date” means December 31st of each year.

Section 2.26.

Key Employee. “Key Employee” means an Employee who is a key employee as defined in Code Section 416(i) without regard to Code Section 416(i)(5) during the twelve-month period ending on the Identification Date.

Section 2.27.

Matching Contribution. “Matching Contribution” means the amount of matching contribution, if any, that the Company may make to a Participant’s Matching Contribution Account pursuant to Section 4.01 of the Plan, at the sole and absolute discretion of the Administrative Committee.

Section 2.28.

Matching Contribution Account. “Matching Contribution Account” means the record of a Participant’s interest in this Plan represented by the Matching Contributions, with all earnings thereon credited to such Matching Contributions on behalf of the Participant under the provisions of this Plan, and all losses, expenses, withdrawals and distributions thereon debited from such Matching Contributions.

Section 2.29.

Participant. “Participant” means any Eligible Employee or Director who has elected to participate by properly submitting a completed Participation Agreement or Director’s Deferral Election Form as provided in Article IV of the Plan. An individual will remain a Participant until the distribution of the entire balance, if any, of such Participant’s Deferral and Matching Contribution Account(s), even if such Participant is no longer an Eligible Employee or Director and cannot make future Deferrals.

Section 2.30.

Participation Agreement. “Participation Agreement” means an Eligible Employee’s election, made in accordance with procedures established by the Administrative Committee, to effect a Deferral hereunder.

Section 2.31.

Plan Year. “Plan Year” means a twelve-month period beginning January 1 and ending the following December 31.

Section 2.32.

Retirement. In the case of an Eligible Employee, “Retirement” means the Termination of Employment of a Participant from the employ or service of the Company or any of its subsidiaries or affiliates in accordance with the terms of the applicable Company retirement plan, or if a Participant is not covered by such a plan, the Participant’s Termination of Employment on or after the earliest to occur of the following:

(a)	the attainment by the Participant of age 65, or

(b)	the attainment by the Participant of age 55 and ten years of service (in accordance with the method of determining years of service adopted by the Company).

In the case of a Director, “Retirement” means the termination of a Director’s service as a member of the Board or the CC Media Board, as applicable.

Section 2.33.

Specific Year Deferral. “Specific Year Deferral” means a Deferral or Matching Contribution which has a Deferral Period of a specific number of full calendar years equal to or greater than three (3) as elected by a Participant in accordance with a Participation Agreement or a Director’s Deferral Election Form.

Section 2.34.

Specified Employee. “Specified Employee” means an Employee whose distribution payable as a result of a Termination of Employment or Retirement, may not be paid for a period of six (6) months following such Termination of Employment or Retirement (or, if earlier, the date of the Employee’s death) as required in accordance with Section 409A of the Code. An Employee will be a Specified Employee whose distribution is so restricted for the twelve (12) month period beginning on April 1 of any year and ending on March 31 of the following year if such Employee was a Key Employee on the Identification Date (December 31) preceding the beginning of each such twelve month period.

Section 2.35.

Termination of Employment. “Termination of Employment” means the cessation of a Participant’s services as an Employee of the Company, or any subsidiary or affiliate thereof, for any reason other than Retirement; provided, however, that transfer of employment from the Company, or from one affiliate or subsidiary of the Company, to another affiliate or subsidiary of the Company, or to the Company, will not constitute a Termination of Employment for purposes of this Plan. For purposes of this Plan, a Disabled Participant shall be deemed to have terminated employment.

Section 2.36.

Valuation Date. “Valuation Date” means each business day of the Plan Year.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

Section 3.01.

Initial Eligibility. Participation in the Plan shall be limited to executives who meet such eligibility criteria as the Administrative Committee shall establish from time to time, provided, however, that all Participants must be a member of a select group of management or highly compensated Employees or a Director. Such an Eligible Employee or Director shall be eligible to participate in the Plan as of his or her initial eligibility date as described below:

(a)	An Eligible Employee’s initial eligibility date shall be the first of the month coinciding with or next following three months of employment.

(b)	A Director’s initial eligibility date shall be the first of the month coinciding with or next following three months after election or appointment as a new Director.

Section 3.02.

Participation. Each Eligible Employee or Director may elect to participate in this Plan by completing and submitting a Participation Agreement or Director’s Deferral Election Form, as applicable, no later than the applicable Election Date. Separate elections are to be made with respect to each Plan Year.

An Employee who ceases to be an Eligible Employee or a Director who ceases to be a Director for a Plan Year and who again becomes an Eligible Employee or a Director shall recommence participation in the Plan in accordance with this Section 3.01(a) following submission of a new Participation Agreement or Director’s Deferral Election Form as applicable, in the case of an Employee or Director who has not been an active Participant in the Plan for at least 24 months, or the first day of the following Plan Year in all other cases.

ARTICLE IV

MATCHING CONTRIBUTIONS AND PARTICIPANT DEFERRALS

Section 4.01.

Matching Contribution. Matching Contributions may be made at the sole discretion of the Administrative Committee. Any Matching Contribution approved by the Administrative Committee will be credited to the Participant’s Matching Contribution Account as soon as administratively feasible after the end of the Plan Year to which the Matching Contribution relates. The amount of any Matching Contribution shall be at the sole and absolute discretion of the Administrative Committee, and may be equal to the matching contribution the Company would have made to a qualified Company defined contribution plan based on the Participant’s eligible compensation (as defined by the qualified Company defined contribution plan, but for the full plan year and without reduction for the Participant’s Deferrals under this Plan), if the Participant made a contribution to such defined contribution plan in the amount of 5% of the Participant’s eligible compensation (as defined by the qualified Company defined contribution plan, but for the full plan year and without reduction for the Participant’s Deferrals under this Plan), less the amount equal to the Company’s actual matching contribution to the qualified Company defined contribution plan for such plan year. Matching Contributions will be made only to the extent that the Participant’s pre-tax contributions to a qualified Company defined contribution plan equal or exceed the maximum percentage permitted of eligible compensation (as defined by the qualified Company defined contribution plan).

Section 4.02.

Deferral Election.

(a)	An Eligible Employee or Director may make an irrevocable election to defer a portion of such person’s Eligible Compensation for a Plan Year for a Deferral Period elected by such Eligible Employee or Director. An Eligible Employee or Director who desires to make a Deferral will complete and submit a Participation Agreement or Director’s Deferral Election Form, as the case may be, by the Election Date pursuant to procedures specified by the Administrative Committee (1) specifying the applicable percentages of Eligible Compensation to be deferred, the date as of which the amounts to be deferred will become payable unless otherwise provided in the Plan, and the form in which the payments of the Deferrals are to be made, and (2) authorizing such Eligible Employee’s or Director’s Eligible Compensation payable for a Plan Year to be reduced and deferred hereunder.

(b)	A Participant may defer Eligible Compensation for any Plan Year under subsection (a) hereof, in an amount expressed as whole percentages of his or her Base Salary and Commission, Bonus and Director’s Compensation as follows:

(1)	Base Salary and Commission: not less than 1% nor more than 50%;

(2)	Bonus: not less than 1% nor more than 80%; and

(3)	Director’s Compensation: up to 100% but not less than 1%;

provided, however, that the Administrative Committee may, without amending this Plan, determine that the maximum applicable percentages will be greater or lesser than the percentages set forth herein.

(c)	Time of Payment Election. The time of payment of a Participant’s Deferral and Matching Contributions shall be determined in accordance with the Participant’s election made pursuant to this Section 4.02(c), subject to Section 4.03(a)(2) and Article VI. A Participant may elect Deferral Periods for each Deferral and Matching Contribution, which shall be the earlier to occur of (1) a Specific Year Deferral, and (2) the period ending upon the Retirement or earlier Termination of Employment of the Participant. Each such Specific Year Deferral must be for a minimum of three (3) full calendar years from the end of the Plan Year in which such a Specific Year Deferral was made.

(d)	Form of Payment Election. The form of payment of a Participant’s Deferral and Matching Contributions shall be determined in accordance with the Participant’s election made pursuant to this Section 4.02(d), subject to Section 4.03(a)(3). A Participant may elect to have a Specific Year Deferral distributed in either a cash lump sum or in up to five (5) substantially equal annual cash installments regardless of the value of the Participant’s account balance as of the date of distribution. A Participant may elect to have a Deferral until Retirement distributed in either a cash lump sum or in up to fifteen (15) substantially equal annual cash installments; provided, however, a Participant must have an account balance equal to or greater than $25,000 at Termination of Employment. If said account balance is less than $25,000, the distribution will be paid in a single cash lump sum as soon as practicable following Termination of Employment subject to the requirements of Code Section 409A including any restrictions on distributions to Specified Employees.

Section 4.03.

Election Procedures. Eligible Employees or Directors who wish to make a Deferral must do so for each applicable Plan Year in accordance with this Section 4.03 and procedures established under the Plan.

(a)	With respect to Base Salary and Commissions, Bonuses or Director’s Compensation (as applicable), each Participant shall be required to complete an annual Deferral election by the Election Date for the following Plan Year. Such annual election shall specify the amount the Participant wishes to defer as well as the Participant’s election with respect to time and form of payment, as applicable. In the event that a Participant fails to complete all or part of such Deferral election with respect to a Plan Year, the following provisions shall apply:

(1)	In the event the Participant fails to elect to defer a percentage of his or her Base Salary and Commissions, Bonuses or Director’s Compensation (as applicable) in accordance with Section 4.02(b), such Participant shall be deemed to have elected to defer no portion of such amounts for the following Plan Year.

(2)	In the event the Participant fails to make an election as to the time of payment in accordance with Section 4.02(c), such Participant shall be deemed to have elected that such contributions shall be paid at Retirement or earlier Termination of Employment in a lump sum as described in Section 4.02(c).

(3)	In the event the Participant fails to make an election as to form of payment in accordance with Section 4.02(d), such Participant shall be deemed to have elected that such contributions shall be paid in the form of a lump sum.

(b)	If the Administrative Committee determines that a Participant is no longer eligible for participation in the Plan during a Plan Year:

(1)	Such Participant’s future Deferrals will continue for the remainder of that Plan Year but will cease thereafter until the Participant again becomes an eligible Participant; and

(2)	There will be no acceleration of the distribution of such a Participant’s vested account balance as a result of cessation of eligibility to participate.

(c)	For purposes of this Article IV, a Participant’s election to defer a portion of his or her Bonus shall apply to the Bonus earned in the following Plan Year and otherwise payable in the second Plan Year following the year in which the deferral election was made. Consistent with the above, the Administrative Committee may establish rules and procedures governing when a Deferral will be effective and what Compensation will be deferred by the Deferral, provided that such rules and procedures are not more permissive or inconsistent with the terms and provisions of the Plan and are consistent with the provisions of Code Section 409A and the regulations and guidance promulgated thereunder.

Section 4.04.

Modification or Revocation of Election of Deferrals by Participant. Subject to Section 4.05 below, a Participant may not modify or revoke his or her existing Deferral election with respect to the portion of his or her Base Salary and Commissions, Bonuses or Director’s Compensation (as applicable) for a Plan Year after the Election Date for that Plan Year.

Section 4.05.

Redeferral Election as to Time or Form of Payment. Notwithstanding the foregoing, a Participant may extend the Deferral Period, elect another form of payment and/or, subject to Section 4.02(c) and Section 4.02(d), change the number of annual installments (as long as such change does not result in an acceleration of payments as determined by the Administrative Committee), for previous years’ Deferrals and Matching Contributions, subject to the following:

(a)	An amended Participation Agreement or Director’s Deferral Election Form, as the case may be, is completed and submitted at least twelve (12) months before the initial Deferral Period (as in effect before such amendment) ends and does not take effect until at least 12 months after the date on which the election is made.

(b)	A Participant may make only one such redeferral election with respect to each Deferral Period elected by a Participant.

(c)	The revised distribution date may be no less than five (5) full calendar years from the date such payment otherwise would have been paid.

(d)	A Participant may make an election with respect to his or her Specific Year Deferral Election to extend the Deferral period until a later date; provided, that, such election is made in accordance with paragraphs (a), (b), and (c) of this Section 4.05. An election to defer until Retirement or earlier Termination of Employment may not be changed pursuant to this Section 4.05.

(e)	A Participant may not change an existing election as to form of payment from an installment form of payment to a lump sum form of payment. A Participant may change an existing election as to form of payment from a lump sum form of payment to an installment form of payment; provided, that, such election is made in accordance with paragraphs (a), (b), and (c) of this Section 4.05.

(f)	Under no circumstances may a Participant’s Participation Agreement or Director’s Deferral Election Form be made, modified or revoked retroactively, nor may a Deferral Period be shortened or reduced or result in a prohibited acceleration of payments as determined in accordance with Code Section 409A and the guidance and regulations promulgated thereunder.

(g)	A former Participant’s rehire by the Company shall not result in a cancellation of any previous distribution election and, in the event such

Participant is receiving a distribution from the Plan at his or her date of rehire, or is scheduled to begin receiving a distribution in accordance with a prior Retirement distribution election, such Participant shall continue to receive or will start receiving those amounts in accordance with his or her previous election and may not change such election.

Section 4.06.

Vesting of Deferral and Matching Contribution Accounts. A Participant shall be 100% vested at all times in his or her Deferrals and any gains and losses thereto by application of the designated Hypothetical Investment Benchmark, and shall vest as to Matching Contributions, if any, in increments of 20% per year during the first five (5) years of service with the Company (as determined in accordance with the elapsed time service crediting provisions under Treasury Reg. §1.410(a)-7), commencing with a Participant’s date of hire by the Company.

All Matching Contributions, if any, shall become fully vested upon a Participant’s Termination of Employment due to the Participant’s death or Disability or upon a Participant’s Retirement.

In the event that a Participant's Termination of Employment occurs for any other reason prior to the date he is vested in his or her Matching Contribution Account, the balance in that account shall be forfeited and shall be used to reduce future Matching Contributions.

ARTICLE V

MAINTENANCE AND INVESTMENT OF ACCOUNTS

Section 5.01.

Deferral Accounts. A Participant’s Deferrals hereunder shall be credited by the Administrative Committee to the Participant’s Deferral Account, as the case may be, on or before the 15th business day following the date on which the Participant’s Eligible Compensation would otherwise have been paid to the Participant had it not been deferred. All amounts credited to a Participant’s Deferral Account will be treated as a reduction of Eligible Compensation otherwise payable to such Participant. Distributions and withdrawals pursuant to Article VI shall be debited against a Participant’s Deferral Account.

Section 5.02.

Matching Contribution Accounts. Any Matching Contributions made on behalf of a Participant shall be credited to the Participant’s Matching Contribution Account in accordance with procedures established by the Administrative Committee.

Section 5.03.

Maintenance of Accounts. Separate Deferral and Matching Contribution Accounts shall be maintained for each Participant, and more than one Deferral and Matching Contribution Account may be maintained for a Participant, as deemed necessary by the Administrative Committee for administrative purposes. A Participant’s Deferral and Matching Contribution Accounts shall be utilized solely as a device for the measurement and determination of the amounts to be paid to the Participant pursuant to this Plan, and shall not constitute or be treated as a trust fund of any kind. The Administrative Committee shall determine the balance of each Deferral and Matching Contribution Account, as of each Valuation Date, by adjusting the balance of such Deferral and Matching Contribution Account as of each Valuation Date to reflect changes in the value of the Hypothetical Investment Benchmarks thereof, credits and debits pursuant to this Article V, and distributions pursuant to Article VI hereof.

Section 5.04.

Valuation of Accounts. The Deferral and Matching Contribution Accounts are bookkeeping accounts, the value of which shall be based upon the performance of Hypothetical Investment Benchmarks designated by the Participant from a group of Hypothetical Investment Benchmarks selected by the Administrative Committee in its sole and absolute discretion. Any and all dividends, interest and other distributions paid with respect to a Hypothetical Investment Benchmark will be deemed to be immediately reinvested in such Hypothetical Investment Benchmark. Notwithstanding the foregoing, the terms of this Plan place no obligation upon CC Media to invest or to continue to invest any portion of the amounts in the Participant’s Deferral and Matching Contribution Accounts, to invest in or to continue to invest in any specific asset, to liquidate any particular investment, or to apply in any specific manner the proceeds from the sale, liquidation, or maturity of any particular investment on a pre-tax basis. It is understood and agreed that CC Media assumes no risk of any decrease in the value of any investments or the Participant’s Deferral and Matching Contribution Accounts, and CC Media’s sole obligations are to maintain the Participant’s Deferral and Matching Contribution Accounts and make payments to the Participant as herein provided.

Section 5.05.

Hypothetical Investment Benchmarks.

(a)	Each Participant shall be entitled to direct the manner in which his or her Deferral and Matching Contribution Accounts will be deemed to be invested, by selecting from among the Hypothetical Investment Benchmarks designated by the Administrative Committee in its sole and absolute discretion from time to time and specified in the Participant Agreement or the Director’s Deferral Election Form, as the case may be, in accordance with such rules, regulations and procedures as the Administrative Committee may establish from time to time. Notwithstanding anything to the contrary herein, earnings and losses based on a Participant’s Hypothetical Investment Benchmarks investment elections shall begin to accrue as of the date such Participant’s Deferrals and Matching Contributions are credited to his or her Deferral and Matching Contribution Accounts. A designation of Hypothetical Investment Benchmarks shall continue in effect unless and until amended with the submission of a new designation in accordance with Section 5.05(b) herein. Each successive designation of Hypothetical Investment Benchmarks for a Participant’s Deferral and Matching Contribution Accounts established in any particular Plan Year may be applicable to either future contributions to or the cumulative balance of a Deferral Account balance, or to both, at the election of the Participant.

(b)	Amounts deferred into a Deferral Account or credited to a Matching Contribution Account may be transferred among Hypothetical Investment Benchmarks pursuant to an allocation election which may be made daily. Such allocation election shall be made in accordance with procedures established under the Plan and shall be effective as of the date determined in accordance with such procedures.

(c)	Credits to a Participant’s Deferral and Matching Contribution Accounts in accordance with this Article V shall continue until the Deferral and Matching Contribution Account balances are paid in full to the Participant or the Participant’s Beneficiary; provided, however, that no credits will be allocated to a Participant’s Matching Contribution Account following the date a Participant terminates employment with the Company.

Section 5.06.

Statement of Accounts. The Administrative Committee shall provide periodically to each Participant a statement setting forth the balance of such Participant’s Deferral and Matching Contribution Accounts as of the end of the most recently completed accounting period, in such form as the Administrative Committee deems desirable.

ARTICLE VI

DISTRIBUTIONS AND WITHDRAWALS

Section 6.01.

Time and Form of Payment. Subject to the end of the Deferral Period for each Deferral and Matching Contribution Account, CC Media shall pay to the Participant the balance of such Deferral and Matching Contribution Account at the time or times elected by the Participant in the applicable Participation Agreement or Directors’ Deferral Election form; provided, however, that if the Participant has elected to receive payments from a Deferral or Matching Contribution Account in a lump sum, CC Media shall pay the balance in such Deferral or Matching Contribution Account (determined as of the Valuation Date) in a lump sum in cash, on or about fifteen (15) days after the end of the Deferral Period. If the Participant has elected to receive payments from a Deferral or Matching Contribution Account in installments, CC Media shall make annual payments in cash from such Deferral or Matching Contribution Account, each of which shall consist of an amount equal to (i) the balance of such Deferral or Matching Contribution Account as of the Valuation Date preceding the payment date, times (ii) a fraction, the numerator of which is one and the denominator of which is the number of remaining installments (including the installment being paid). The first such installment shall be paid, on or about fifteen (15) days after the end of the Deferral Period and each subsequent installment shall be paid on or about the anniversary of such first payment. Each such installment shall be deemed to be made on a pro rata basis from each of the different Hypothetical Investment Benchmarks for the Deferral or Matching Contribution Account (if there is more than one such Hypothetical Investment Benchmark).

Section 6.02.

Retirement. Subject to Section 4.02(d), and Section 6.01, and Section 6.06 hereof, if a Participant has elected to have the balance of his or her Deferral and Matching Contribution Accounts distributed upon Retirement, the balance of such accounts (determined as of the Valuation Date preceding such Retirement and including only vested Matching Contributions) shall be distributed on or before January 15th of the calendar year following the year of the Participant’s Retirement, in equal annual installments or a lump sum as elected by the Participant in the Participation Agreement or Directors’ Deferral Election Form. Notwithstanding the foregoing, if the Participant is a Specified Employee, neither CC Media nor a trust established under Section 9.02 shall commence payment of the amount determined in accordance with the preceding sentence prior to the expiration of six completed calendar months following the Participant’s Termination of Employment.

Section 6.03.

Specific Year Distributions. Subject to Section 6.01, Section 6.06 and Section 4.02(d) hereof, if a Participant has elected to defer Specific Year Deferrals under the Plan for a stated number of years, the Specific Year Deferral Account balance of the Participant (determined as of the Valuation Date preceding the end of such Deferral Period) shall be distributed in equal annual installments or a lump sum (as elected by the Participant in the Participant Agreement or Directors’ Deferral Election Form) on or before January 15th of the calendar year following the end of the Deferral Period elected in the Participant Agreement or Directors’ Deferral Election Form. In the event of the Retirement of a Participant who is then receiving a Specific Year Deferral distribution as provided herein, such installment payments shall continue for such period of time as originally elected by the Participant in the Participant’s Agreement or Directors’ Deferral Election Form. In the event of a Participant’s Retirement before the commencement of a Specific Year Deferral and Matching Contribution distribution as provided herein, then such Deferral and Matching Contributions shall be paid upon the Retirement of the Participant, in the same form as the Participant has elected for distribution of such Participant’s Deferral and Matching Contribution Accounts upon Retirement.

Section 6.04.

Termination of Employment Other Than Retirement. Notwithstanding the provisions of Section 4.01, Section 6.01 and Section 6.02 hereof and any Participation Agreement, in the event of a Participant’s Termination of Employment prior to receiving full payment of his or her Deferral and Matching Accounts, CC Media shall pay the balance of the Deferral and Matching Accounts, if any, (determined as of the Valuation Date applicable to such event and including only vested Matching Contributions) in a lump sum in cash to the Participant or the Participant’s Beneficiary or Beneficiaries (as the case may be) within 60 days following the occurrence of such Termination of Employment. Notwithstanding the foregoing, if the Participant is a Specified Employee, neither CC Media nor a trust established under Section 9.02 shall commence payment of the amount determined in accordance with the preceding sentence prior to the expiration of six completed calendar months following the Participant’s Termination of Employment.

Section 6.05.

Death of a Participant Subsequent to Commencement of Distribution Payments. In the event of the death of a Participant subsequent to the commencement of distribution payments hereunder but prior to completion of such payments, the remaining balance, if any, of the Participant’s Deferral and Matching Contribution Accounts shall be paid to the Beneficiary in a lump sum within 60 days following the Participant’s death.

Section 6.06.

Distributions to “Covered Employees”. If any distribution or withdrawal under the Plan from a Deferral or Matching Contribution Account will result in any portion of the distribution or withdrawal (or any other amount paid by the Company or CC Media to such Participant during the same Plan Year) not being deductible by reason of Code Section 162(m), then such distribution or withdrawal shall be deferred until the earlier to occur of (a) the calendar year following the Participant’s year of Termination of Employment or Retirement or (b) the first calendar year in which such Participant is no longer a “covered employee” as defined by Section 162(m) of the Code.

Section 6.07.

Change in Control. In the event of a Change in Control, the terms and conditions of the Plan shall be binding upon any assigns and any successor in interest to CC Media which succeeds to substantially all of its assets and business through the Change in Control.

In the event of a Change in Control, any Participant employed on the date of a Change in Control or who is a Director as of such date shall become fully vested in all amounts credited to his or her Matching Contribution Account as of the date of such Change in Control, and any and all Participation Agreements or Directors’ Election Forms shall cease. For Participants who still have an account balance but are not employed on the date of a Change in Control or who are no longer Directors as of such date, the vesting percentage for all amounts credited to their Matching Contribution Accounts will be determined in accordance with the vesting provisions in effect at their date of termination or the date their status as a Director ended.

In the event of a Change in Control, the Plan and all substantially similar arrangements shall terminate upon such Change in Control and all of the Participants’ vested account balances (including the vested account balances of former Participants and Directors) shall be paid to the Participants in a single lump sum as soon as administratively feasible following such termination, but in any event, no later than six (6) weeks of the date all such arrangements are terminated as permitted under Code Section 409A and the regulations promulgated thereunder.

Section 6.08.

Hardship Withdrawals while Employed by the Company. A Participant who has an unforeseeable emergency, as determined by the Administrative Committee, may withdraw from his or her Deferral Account an amount not to exceed the lesser of:

(a)	the then value of his or her vested Deferral Account balance as of the Valuation Date coincident with or immediately preceding the withdrawal, or

(b)	such lesser amount determined by the Administrative Committee under standards established by the Administrative Committee.

For purposes of this Section 6.08, “unforeseeable emergency” means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent (as defined in Code Section 152(a)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. A withdrawal based on an unforeseeable emergency pursuant to this Section 6.08 shall not exceed the amounts necessary to satisfy such emergency, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution after taking into account the extent to which such unforeseeable emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). The determination of the existence of a Participant’s unforeseeable emergency and the amount required to be distributed to meet the need created by the unforeseeable emergency shall be made by the Administrative Committee.

ARTICLE VII

BENEFICIARY DESIGNATION

Section 7.01.

Beneficiary Designation. Each Participant shall designate a Beneficiary to receive benefits under the Plan. A Beneficiary designation shall be made by the Participant by filing a designation with the Administrative Committee, in such form and in accordance with such procedures as the Administrative Committee shall establish from time to time. If more than one Beneficiary is designated, the share and/or precedence of each Beneficiary shall be indicated. A Participant shall have the right to change the Beneficiary designation at any time by submitting a new designation to the Administrative Committee.

Section 7.02.

Proper Beneficiary. If the Administrative Committee has any doubt as to the proper Beneficiary to receive payments hereunder, the Administrative Committee shall have the right to withhold such payments until the matter is finally adjudicated by a court of competent jurisdiction. However, any payments made by the Administrative Committee, in good faith and in accordance with this Plan, shall fully discharge CC Media from all further obligations with respect to that payment.

Section 7.03.

Minor or Incompetent Beneficiary. In making any payments to or for the benefit of any minor or an incompetent Beneficiary, the Administrative Committee, in its sole and absolute discretion, may make a distribution to a legal or natural guardian or other relative of a minor or court appointed committee of such incompetent. Alternatively, it may make a payment to any adult with whom the minor or incompetent temporarily or permanently resides. The receipt by a guardian, committee, relative or other person shall be a complete discharge to CC Media. Neither CC Media nor the Administrative Committee shall have any responsibility to see to the proper application of any payments so made.

Section 7.04.

No Beneficiary Designation. If a Participant fails to designate a Beneficiary as provided in Section 7.01, or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant’s benefits hereunder, then the Participant’s designated Beneficiary shall be deemed to be the Participant’s estate.

ARTICLE VIII

AMENDMENT AND TERMINATION OF PLAN

Section 8.01.

Amendment. The CC Media Board reserves the right to amend this Plan from time to time in whole or in part; provided, however, that no such amendment may reduce, or relieve CC Media of any obligation with respect to the balance of any Deferral and Matching Contribution Accounts maintained under this Plan as accrued at the time of such amendment, nor shall any amendment otherwise have a retroactive effect, without the written consent of the affected Participant or Beneficiary, as the case may be.

Notwithstanding the preceding sentence, the Retirement Benefits Committee appointed to administer the qualified plans of the Company, or the duly appointed delegate of such committee, may approve amendments to the Plan, with or without prior approval or subsequent ratification by the CC Media Board, if the amendment:

(a)	does not significantly change the benefits provided under the Plan (except as required for compliance with Code Section 409A and any regulations or guidance promulgated thereunder and for compliance with any other change in the applicable law); and

(b)	does not significantly increase costs of the Plan.

Section 8.02.

Termination. The CC Media Board may at any time terminate the Plan with respect to future Participation Agreements or Directors’ Deferral Election Forms. The CC Media Board may also terminate the Plan in its entirety at any time for any reason, including without limitation if, in its judgment, the continuance of the Plan, the tax, accounting, or other effects thereof, or potential payments thereunder would not be in the best interests of the Company or CC Media.

ARTICLE IX

NATURE OF CC MEDIA’S OBLIGATION

Section 9.01.

CC Media’s Obligation. CC Media’s obligations under this Plan shall be an unfunded and unsecured promise to pay. CC Media shall not be obligated under any circumstances to fund its financial obligations under this Plan.

Section 9.02.

Rabbi Trust. In order to meet its contingent obligations hereunder, CC Media may, in its sole and absolute discretion, set aside or earmark funds in an amount, determined by the Administrative Committee, equal to the total amounts necessary to provide benefits under the Plan. The Administrative Committee may, at is discretion, direct CC Media to establish one or more grantor trusts to provide for the ultimate payment of CC Media’s obligations under this Plan, but the trust instrument for any such trust must specifically provide that its assets are subject to the claims of CC Media’s creditors.

Section 9.03.

Creditor Status. Any assets which CC Media may acquire or set aside to help cover its financial liabilities are and must remain general assets of CC Media subject to the claims of its creditors. Neither CC Media nor this Plan gives a Participant or Beneficiary any beneficial ownership interest in any asset of CC Media. In the event that CC Media elects to invest funds to pay the Deferral and Matching Contribution Account balances under the terms of this Plan, title to and beneficial ownership of such assets shall at all times remain with CC Media. No Participant or Beneficiary shall have any property interest in any specific assets of CC Media; such assets shall at all times remain subject to the claims of CC Media’s general creditors. With respect to their account balances under the Plan, Participants and Beneficiaries shall be unsecured general creditors of CC Media.

ARTICLE X

ADMINISTRATION

Section 10.01.

Administrative Committee. This Plan shall be administered by the Administrative Committee. A majority of the members of the Administrative Committee shall constitute a quorum for the transaction of business. All resolutions or other actions taken by the Administrative Committee shall be by a vote of a majority of its members present at any meeting or, without a meeting, by an instrument in writing signed by all its members. Members of the Administrative Committee may participate in a meeting of such committee by means of a conference telephone or similar communications equipment that enables all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting and waiver of notice of such meeting. Any resolutions adopted or actions taken at such meetings shall be evidenced in writing.

Section 10.02.

Administration of the Plan. The Administrative Committee shall be responsible for the administration of this Plan and shall have all powers necessary to administer this Plan, including discretionary authority to determine eligibility for benefits and to decide claims under the terms of this Plan. Subject to the terms of the Plan, the Administrative Committee may from time to time establish rules, forms and procedures for the administration of the Plan, and except as herein otherwise expressly provided, it shall have the exclusive right and discretion to interpret the Plan and to decide any and all matters arising thereunder or in connection with the administration and operation of the Plan. All rules, interpretations, decisions, actions and records of the Administrative Committee regarding or arising in connection with the administration of the Plan shall be conclusive and binding on CC Media, Participants and Beneficiaries and all persons having or claiming to have any right or interest in or under the Plan, and cannot be overruled by a court of law unless arbitrary or capricious.

Section 10.03.

Limitation of Liability. The members of the Administrative Committee and the officers and directors of the Company and CC Media shall be entitled to rely on all certificates and reports made by any duly appointed accountants and on all opinions given by any duly appointed legal counsel. None of the members of the Administrative Committee, nor any member of the CC Media Board shall be liable for any act or action hereunder, whether of omission or commission, taken or failed to be taken by any other member or employee or by any agent to whom duties in connection with the administration of this Plan have been delegated or for anything done or omitted to be done in connection with this Plan. The Administrative Committee shall keep records of all of their respective proceedings and the Administrative Committee shall keep records of all payments made to Participants or Beneficiaries and payments made for expenses or otherwise.

Section 10.04.

Indemnification. CC Media shall, to the fullest extent permitted by law, indemnify and hold harmless each current and former director, officer or employee of the Company or CC Media (including the heirs, executors, administrators and other personal representatives of such person), and each current and former member of the Administrative Committee against any and all expenses (to the extent not indemnified under any liability insurance contract or other indemnification agreement) which the person incurs on account of any act or failure to act in connection with the good faith administration of the Plan. Expenses against which such person shall be indemnified hereunder shall include, without limitation, the amount of any settlement or judgment, costs, counsel fees, and related charges reasonably incurred by such person in connection with any threatened, pending or actual suit, action or proceeding (whether civil, criminal, administrative or investigative in nature or otherwise) in which such person may be involved by reason of the fact that he or she is or was serving this Plan in any capacity at the request of CC Media, the Company, the CC Media Board, or the Administrative Committee. The foregoing right of indemnification shall be in addition to any other rights to which any such person may be entitled as a matter of law, but shall be conditioned upon the person’s notifying CC Media or the Company of the claim of liability within 60 days of the notice of that claim and offering CC Media or the Company the right to participate in and control the settlement and defense of the claim. The foregoing provision will not be applicable to any person if the loss, cost, liability or expense is due to such person’s gross negligence or willful misconduct, or if it affects the person’s own Deferral and Matching Contribution Accounts.

Section 10.05.

Expenses. Any expense incurred by CC Media, the Company or the Administrative Committee relative to the administration of this Plan shall be borne by CC Media or the Company, as applicable, and may be deducted from the Deferral and Matching Contribution Accounts of the Participants as determined by the Administrative Committee in its sole and absolute discretion.

Section 10.06.

FICA and Other Taxes. Under present Federal income tax laws, no portion of a Participant’s Deferrals will be includable in income for Federal income tax purposes during the Deferral Period. FICA tax withholding, however, may be required currently on the Deferrals and on the Matching Contribution, if any. For each Plan Year in which a Deferral is being withheld, the Company shall withhold from that portion of the Participant’s compensation which is not being deferred, the Participant’s share of FICA and any other taxes as required. When any part of the Deferral or Matching Contribution Account is actually paid to a Participant, such portion shall be includable in the Participant’s income and Federal, state and local income tax withholding will be withheld as required.

ARTICLE XI

CLAIMS PROCEDURE

Section 11.01.

Written Claim. Benefits shall be paid in accordance with the provisions of this Plan. If a Participant or Beneficiary makes a written request alleging a right to receive payments under this Plan or alleging a right to receive an adjustment in benefits being paid under this Plan, such actions shall be treated as a claim for benefits. All claims for benefits under this Plan shall be mailed or delivered to the Administrative Committee.

Section 11.02.

Denied Claim. If the Administrative Committee determines that any individual who has claimed a right to receive benefits, or different benefits, under this Plan is not entitled to receive all or any part of the benefits claimed, the Administrative Committee shall inform the claimant in writing of such determination and the reasons therefor in terms calculated to be understood by the claimant. The notice shall be sent within 90 days of the claim unless the Administrative Committee determines that additional time, not exceeding 90 days, is needed and so notifies the Participant. The notice shall make specific reference to the pertinent Plan provisions on which the denial is based, and shall describe any additional material or information that is necessary. Such notice shall, in addition, inform the claimant of the procedure that the claimant should follow to take advantage of the review procedures set forth below in the event the claimant desires to contest the denial of the claim.

Section 11.03.

Review Procedure. The claimant may, within 90 days after the denial of a claim submitted hereunder, submit in writing to the Administrative Committee a notice that the claimant contests the denial of his or her claim and desires a further review by the Administrative Committee. The Administrative Committee shall authorize the claimant to review pertinent documents and submit issues and comments relating to the claim to the Administrative Committee, and shall review the claim at its next regularly scheduled meeting.

Section 11.04.

Administrative Committee Review. The Administrative Committee will render a final decision on behalf of CC Media on a claim submitted hereunder and contested with specific reasons therefor in writing and will transmit it to the claimant within 60 days of the next regularly scheduled Administrative Committee meeting following written request for review, unless the Chairperson of the Administrative Committee determines that additional time, not exceeding 60 days, is needed, and so notifies the Participant.

ARTICLE XII

MISCELLANEOUS

Section 12.01.

Nonassignability. Except as specifically set forth in the Plan with respect to the designation of Beneficiaries, neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, nor be transferable by operation of law in the event of a Participant’s or any other person’s bankruptcy or insolvency.

Section 12.02.

Validity and Severability. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction, shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 12.03.

Governing Law. The validity, interpretation, construction and performance of this Plan shall in all respects be governed by the laws of the State of New York, without reference to principles of conflict of law, except to the extent preempted by federal law.

Section 12.04.

Employment Status. This Plan does not constitute a contract of employment or impose on the Participant or the Company any obligation for the Participant to remain an Employee of the Company or change the status of the Participant’s employment or the policies of the Company and its affiliates regarding termination of employment.

Section 12.05.

Underlying Bonus Programs. Nothing in this Plan shall prevent CC Media or the Company from modifying, amending or terminating the compensation or the bonus programs pursuant to which cash awards are earned and which are deferred under this Plan.

Section 12.06.

Right to Offset. Any amount owed to CC Media or the Company by a Participant of whatever nature may be offset by CC Media from the value of any benefit otherwise payable hereunder, and no benefit hereunder will be distributed to the Participant unless and until all disputes between CC Media and the Participant or the Company and the Participant have been fully and finally resolved and the Participant has waived all claims against CC Media and the Company in a manner that is acceptable to the Administrative Committee in its sole and unrestricted discretion.

Section 12.07.

Facility of Payment. If a Participant or Beneficiary is declared an incompetent or is a minor or a conservator, guardian, or other person legally charged with his or her care has been appointed, any benefits to which such Participant or Beneficiary is entitled will be payable to such conservator, guardian, or other person legally charged with his or her care. The decision of the Administrative Committee in such matters will be final, binding and conclusive upon CC Media and the Company and upon each Participant, Beneficiary and every other person or party interested or concerned. CC Media, the Company and the Administrative Committee will not be under any duty to see to the proper application of such payments.

Section 12.08.

Merger. This Plan shall be binding and enforceable with respect to the obligation of CC Media against CC Media and any successor to CC Media by operation of law or by express assumption of the Plan, and such successor will be substituted hereunder for CC Media. This Plan shall be binding upon a Participant or Beneficiary and their heirs, executors and administrators.

Section 12.09.

Code Section 409A. Notwithstanding any other provision of the Plan, this Plan is intended to comply with Code Section 409A and shall at all times be interpreted in accordance with such intent such that amounts deferred hereunder shall not be taxable to Participants until such amounts are paid to Participants in accordance with the terms of the Plan. To the extent that any provision of the Plan violates Code Section 409A such that amounts would be taxable to a Participant prior to payment, or otherwise subject to penalties, such provision shall be automatically reformed or stricken to preserve the intent hereof.

IN WITNESS WHEREOF, CC Media has caused this instrument to be executed by its duly authorized officer on this              day of                     , 2008, effective as of the first business day following the merger of the Company with a subsidiary of CC Media Holdings, Inc., a corporation formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, LP, except as otherwise specified herein.

CC MEDIA HOLDINGS, INC.

By:
Title:

ATTEST:

By:
Title:

[Seal]